BAKER DONELSON CENTER • SUITE 800 • 211 COMMERCE STREET • NASHVILLE, TENNESSEE 37201 615.726.5600 • bakerdonelson.com

TONYA MITCHEM GRINDON, SHAREHOLDER

Direct Dial: 615.726.5607

Direct Fax: 615.744.5607

E-Mail Address: tgrindon@bakerdonelson.com

January 27, 2017

Via Electronic Mail

MCCANNJ@sec.gov

United States Securities and Exchange Commission

Mail Stop 4546

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Mr. Joseph McCann

Re:	Provectus Biopharmaceuticals, Inc.

Dear Mr. McCann:

This letter is to confirm that Provectus Biopharmaceuticals, Inc. (the “Company”) will file a final prospectus (the “Final Prospectus”) under Rule 424(b) promulgated under the Securities Act of 1933, as amended, in connection with the Company’s offering (the “Rights Offering”) of non-transferable subscription rights (the “Rights”) to holders of the Company’s common stock and holders of the Company’s class of warrants with an exercise price of $0.85 expiring June 19, 2020, for units (“Units”) issuable upon exercise of the Rights before distributing the Rights to such holders. The Company hereby agrees that the Final Prospectus will contain the subscription price per Unit being offered in the Rights Offering.

Best regards,

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, PC

/s/ Tonya Mitchem Grindon
Tonya Mitchem Grindon, Shareholder

TZG:psa

ALABAMA •FLORIDA • GEORGIA • LOUISIANA • MARYLAND • MISSISSIPPI • SOUTH CAROLINA • TENNESSEE TEXAS •VIRGINIA • WASHINGTON, D.C.